FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . . . .0.5
(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Bank of America, N.A.			2. Issuer Name and Ticker or Trading Symbol CheckFree Corporation (CKFR)			6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner
(Last) (First) (Middle) 101 South Tryon Street, Bank of America Plaza	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 4-2002			Officer (give Other (specify title below) below)
(Street) Charlotte, NC 28255-0001	94-1687665		5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person See Attachment
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of	6. Ownership Form: Direct (D) or Indirect	7. Nature of Indirect Bene- ficial Owner-
	Day/ Year)	Code	V	Amount	(A) or (D)	Price	Month (Instr. 3 and 4)	(I) (Instr. 4)	ship (Instr. 4)

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conver- sion or Exercise Price of Deriv- ative Security	3.Trans-action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Ac-quired (A) or Dis-posed of (D) (Instr. 3, 4 and 5)		6. Date Exerc- isable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv-ative Secur- ities Bene-ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Call Option (obligation to sell)	$20.3533	04/10/02	J(1)			860,000	10/11/04	10/11/04	Common Stock	860,000	(2)	0
Put Option (obligation to buy)	$13.8249	04/10/02	J(1)		860,000		10/11/04	10/11/04	Common Stock	860,000	(2)	860,000	D
Call Option (obligation to sell)	$20.9063	04/10/02	J(1)			860,000	01/10/05	01/10/05	Common Stock	860,000	(2)	0
Put Option (obligation to buy)	$13.8249	04/10/02	J(1)		860,000		01/10/05	01/10/05	Common Stock	860,000	(2)	860,000	D
Call Option (obligation to sell)	$21.5515	04/10/02	J(1)			860,000	04/11/05	04/11/05	Common Stock	860,000	(2)	0
Put Option (obligation to buy)	$13.8249	04/10/02	J(1)		860,000		04/11/05	04/11/05	Common Stock	860,000	(2)	860,000	D
Call Option (obligation to sell)	$22.7496	04/10/02	J(1)			420,000	10/10/05	10/10/05	Common Stock	420,000	(2)	0
Put Option (obligation to buy)	$13.8249	04/10/02	J(1)		420,000		10/10/05	10/10/05	Common Stock	420,000	(2)	420,000	D

Explanation of Responses: 1 A subsidiary of the Designated Filer entered into a collar arrangement pursuant to which it wrote a covered call option and purchased a put option. Only one of the options making up the collar can have value on the expiration date, at which time that option will be exercised or settled for cash, and the other option will expire. If neither of the options is in the money at the expiration date, both options will expire. The economic attributes of the instrument were transferred to the Designated Filer through internal transactions.

2 The premium in the case of each respective put and call for each respective transaction was offsetting with the effect that no premium was due on any transaction.

Information Regarding Joint Filers and Other Entities

Designated Filer of Form 4: Bank of America, N.A.

Item 2: Issuer Name and Ticker Trading Symbol: CheckFree Corporation (CKFR)

Item 4: Statement for Month/Year: 4/02

Information Regarding Joint Filers and Other Entities:

Bank of America Corporation (IRS Number 56-0906609)

100 North Tryon Street, Charlotte, NC 28255

Relationship of Reporting Person to Issuer: 10% Owner

Ownership Form: Indirect (I)

Nature of Indirect Beneficial Ownership: Indirect 100% Owner of Designated Filer

NB Holdings Corporation (IRS Number 56-1857749)

1209 Orange Street, Wilmington, DE 19801

Relationship of Reporting Person to Issuer: 10% Owner

Ownership Form: Indirect (I)

Nature of Indirect Beneficial Ownership: 100% Owner of Designated Filer

Banc of America E-Commerce Holdings, Inc.(IRS Number 94-3234951)

101 South Tryon Street, Charlotte, NC 28255

Relationship of Reporting Person to Issuer: 10% Owner

Ownership Form: Indirect (I)

Nature of Indirect Beneficial Ownership: 100% Subsidiary of Designated Filer and beneficial owner of underlying sercurties1

SIGNATURES

BANK OF AMERICA CORPORATION

By:__/s/ Elliott M. Abrams________________ 5/10/02

Name: Elliott M. Abrams Date

Title: Senior Vice President

NB HOLDINGS CORPORATION

By:__/s/ Marc D. Oken__________________ 5/10/02

Name: Marc D. Oken Date

Title: Executive Vice President

BANC OF AMERICA E-COMMERCE HOLDINGS, INC.

By:__/s/ Elliott M. Abrams________________ 5/10/02

Name: Elliott M. Abrams Date

Title: Senior Vice President